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                          (letterhead of BDO Dunwoody)


July 7, 1997



Securities and Exchange Commission
450, Fifth Street, N.W.
Washington,  DC
20549

Dear Sirs:

We have read Item 4 of the Form 8-K/A dated July 7, 1997, of Drummond Financial Corporation and are in agreement with the statements contained in the second paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the Registrant contained therein.

Yours truly,


\s\  BDO Dunwoody

David C. McEown, CA